DM

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

Mail 18006290 N

MAR

Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67454

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Statesman Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 West Loop South, Suite 850
(No. and Street)

Houston (City) TX (State) 77027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

8750 N. Central Expressway, Suite 300 (Address) Dallas (City) TX (State) 75231 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Scott Actkinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Statesman Corporate Finance, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Scott Actkinson
Signature

CCO
Title

Suzanna M. Canales
Notary Public

SUZANNA MARIE CANALES
Notary ID #12317824
My Commission Expires
May 1, 2021

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

STATESMAN CORPORATE FINANCE, LLC

CONTENTS

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Members
Statesman Corporate Finance, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Statesman Corporate Finance, LLC (the Company) as of December 31, 2017, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedules I and II is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the information in Schedules I and II, we evaluated whether the information in Schedules I and II, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 16, 2018

We have served as the Company's auditor since 2016.

STATESMAN CORPORATE FINANCE, LLC
Statement of Financial Condition
December 31, 2017

ASSETS

Cash and cash equivalents	$ 266,310
Accounts receivable	36,972
Prepaid expenses	1,875
	$ 305,157

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 47,197
State income tax payable	5,566
	52,763
Members' equity	252,394
	$ 305,157

The accompanying notes are an integral part of these financial statements.

STATESMAN CORPORATE FINANCE, LLC
Statement of Income
For the Year Ended December 31, 2017

Revenues	
Consulting income	$1,794,253
Interest income	152
	1,794,405
Expenses	
Registered representatives compensation	381,050
Commissions paid to other broker dealers	283,500
Occupancy and equipment costs	162,710
Regulatory fees and expense	14,414
Management fees	650,000
Other expenses	118,772
	1,610,446
Income before income taxes	183,959
State income tax expense (benefit)	5,589
Net Income	$ 178,370

The accompanying notes are an integral part of these financial statements.

STATESMAN CORPORATE FINANCE, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2017

Balance at December 31, 2016	$ 635,024
Capital distributions	(561,000)
Net income	178,370
Balance at December 31, 2017	$ 252,394

The accompanying notes are an integral part of these financial statements.

STATESMAN CORPORATE FINANCE, LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities	
Net income	$ 178,370
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Increase in accounts receivable	(21,222)
Increase in prepaid assets	(1,170)
Decrease in accounts payable and accrued expenses	(132,504)
Decrease in state income taxes payable	(4,616)
Net cash provided (used) by operating activities	18,858
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Capital distributions	(561,000)
Net cash provided (used) by financing activities	(561,000)
Net increase (decrease) in cash and cash equivalents	(542,142)
Cash and cash equivalents at beginning of year	808,452
Cash and cash equivalents at end of year	$ 266,310

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ 10,205

The accompanying notes are an integral part of these financial statements.

STATESMAN CORPORATE FINANCE, LLC
Notes to Financial Statements
December 31, 2017

Note 1 - Summary of Significant Accounting Policies

Statesman Corporate Finance, LLC, (the "Company") operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i). The Company provides merger and acquisition, capital sourcing, and other general corporate finance advisory services for businesses. The Company operates as a Texas Limited Liability Company ("LLC"). Its members have limited personal liability for the obligations or debts of the entity. The Company was incorporated on December 29, 2001 and became effective with the Financial Industry Regulatory Authority ("FINRA") in January 2007. The Company's customers are located throughout the United States.

For purposes of reporting cash flows, cash and cash equivalents include interest bearing accounts and certificates of deposits purchased with an original maturity of three months or less.

Revenue is recognized based upon the contractual terms of each respective advisory agreement.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's net income will be taxed at the member level rather than at the corporate level for federal income tax purposes.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of approximately $213,547 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .25 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to the members can be made under a capital distribution policy approved by the Company's members. Periodic distributions approved by the members are made in order to enable the members to pay federal income taxes on Company profits, among other purposes.

Note 3 - Concentration Risk

The Company may at various times during the year have cash balances in excess of federally insured limits.

Note 4 - Related Party Transactions/Economic Dependency

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Under a services agreement effective September 1, 2006, Statesman Business Advisors, LLC (a brother-sister corporation) ("Advisors") provides the Company with personal property, support staff and office space. Advisors incurs general and administrative expenses on behalf of the Company. For providing these services, Advisors is entitled to receive compensation from the Company on a monthly basis upon presentation of a monthly invoice which includes a breakdown of expenses being billed. The services and support agreement is automatically renewed on a year-to-year basis unless terminated by written notice not less than 30 days prior to the expiration of an annual term. The Company paid $162,710 under this agreement, during the year ended December 31, 2017. These expenses are included in occupancy and equipment and other expenses.

The Company also recorded discretionary management fees of $650,000 to Advisors.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2017

Schedule I

STATESMAN CORPORATE FINANCE, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017

COMPUTATION OF NET CAPITAL

Total members' equity qualified for net capital	$ 252,394
Total capital and allowable subordinated liabilities	252,394
Deductions and/or charges:	
Non-allowable assets:	
Accounts Receivable	36,972
Prepaid expenses	1,875
Net capital before haircuts on securities positions	213,547
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	
Other securities	-0-
Net capital	$ 213,547

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition:	
Accounts payable and other accrued expenses	$ 47,197
State income tax payable	5,566
Total aggregate indebtedness	$ 52,763

Schedule I (continued)

STATESMAN CORPORATE FINANCE, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 3,517
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 208,547
Ratio: Aggregate indebtedness to net capital	.25 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

STATESMAN CORPORATE FINANCE, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2017

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

Review Report of Independent Registered Public Accounting Firm

on Management's Exemption Report

Required By SEC Rule 17a-5

For the Year Ended December 31, 2017

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Members
Statesman Corporate Finance, LLC

We have reviewed management's statements, included in the accompanying Statesman Corporate Finance, LLC's Exemption Report, in which (1) Statesman Corporate Finance, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Statesman Corporate Finance, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the exemption provisions) and (2) Statesman Corporate Finance, LLC stated that Statesman Corporate Finance, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Statesman Corporate Finance, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Statesman Corporate Finance, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 16, 2018

STATESMAN
CORPORATE FINANCE

Statesman Corporate Finance, LLC's Exemption Report

Statesman Corporate Finance, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(i) as the Company is a broker or dealer, who does not carry customer margin accounts and does not hold funds or securities for, or owe money or securities to, customers. Because the Company does not have customers, the Company does not have a bank account designated as "Special Account for the Exclusive Benefit of Customers of Statesman Corporate Finance, LLC."

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Statesman Corporate Finance, LLC

I, Scott Actkinson, CFO, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: ______________________

Title: CFO

January 19, 2018

Statesman Corporate Finance, LLC

Report Pursuant to Rule 17a-5(d)

For the Year Ended
December 31, 2017